SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  April 8, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                      Form 20-F X               Form 40-F
                               ---                       ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                          No X
                           ---                         ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                      INDEX
                                      -----


This Report on Form 6-K contains :

     1. a press release issued by Vivendi Environnement (the "Company") on April 8, 2003 relating to the proposed change in the Company's name; and

     2. a letter from the Chief Executive Officer of the Company dated April 8, 2003 relating to such proposed name change.

[VIVENDI ENVIRONNEMENT LOGO]

                                  PRESS RELEASE

                  Vivendi Environnement announces its new name:

                              VEOLIA ENVIRONNEMENT


Paris, 8 April 2003. With the support of local authorities and its industrial customers, Vivendi Environnement gained its independence last December thanks to the growing confidence of leading investors and all its shareholders.


The company is embarking on the next stage in its long history with a new corporate identity. To reflect this, Henri Proglio will propose that the company's name should be changed to VEOLIA ENVIRONNEMENT at the Annual General Meeting of Shareholders on 30 April.



Henri Proglio decided to mobilise the full extent of the Group's internal resources so that this name change reflects its fresh impetus as it moves forward into a new era in its 150-year history. To this end, he asked the Group's Communications department to mobilise the company's various corporate services, including the legal, human resources and IT functions.


A unifying name embodying the Group's ambitions and values


One key priority and a number of constraints influenced the choice of the Group's new name.

The priority was for the name to express the group's unique positioning, since it is the only company with worldwide reach focused exclusively on environmental services and able to deliver a full range of services across its four business segments, i.e. Water, Waste Management, Energy Services and Transportation.


Several constraints were taken into account:

-    From a technical standpoint, a decision was taken to:

     . keep the same initials--VE--which have become a widely known and accepted symbol.

     . keep the word Environnement that expresses its sharp business focus and to which the group's employees are very attached, as illustrated by an internal survey carried out in January by the CSA institute of 1,000 managers (85% of the employees surveyed said that they wanted the new name to include the word Environnement, which is French for environment).

     .    avoid names that are too long, too complex or too elliptical.

- From a semantic standpoint, the new name needed to have some meaning so that it naturally establishes itself.


- From a practical standpoint, the new name had to be easy to pronounce and read for the company's various audiences. The name was tested in 21 languages to make certain of this.



A team of specialist consultants led by Florence Hussenot (Hussenot Conseil) was entrusted with the task of finding a new name. She drew on all of her experience and employed tried and tested creative techniques.


The team of consultants set about their task by defining several themes reflecting the company's business activities and expertise, such as sustainable development, care and attention, protection, customisation, living standards, proximity, service, commitment and innovation, while looking to maintain some degree of continuity. In particular, a decision was taken to retain the classical Greek and Latin roots of "Vivendi".

To start with, the consultants attempted to come up with as many potential names as they could, before narrowing down the possibilities through a selection process. Three hundred names were created from the themes that were defined at the outset.
Each consultant then continued the task, working independently using specialised tools and dictionaries.
In all, over five hundred names had been put forward by the end of the second stage.

The initial selection was based on the semantics of each name, a lexical and grammatical analysis, its rhythm, international dimension and register. This process whittled the candidates down to one hundred or so. Legal searches were then conducted (phase 1) to establish any prior use of these names in countries and business segments in which the Group operates.
As a result of this process, fifty names were presented to a steering committee chaired by Henri Proglio on 21 January 2003, which drew up a short-list of 10 names.


In-depth legal searches were carried out by the Group's legal department concerning these 10 names on the short-list, with the support of intellectual property specialists at Beau de Lomenie and law firm Jones Days.
Legal searches for similar names (phase 2), followed by in-depth investigations (phase 3) paved the way for a strategy of purchase negotiations and coexistence with similar brand names. Of the remaining names that were free of restrictions, VEOLIA ENVIRONNEMENT was by far the most popular and was thus selected.

--------------------------------------------------------------------------------
The VEOLIA ENVIRONNEMENT name retains the same initials.

VEOLIA ENVIRONNEMENT is derived from Aeolus, the keeper of the winds in Greek mythology. It evokes the company's fresh impetus and its commitment to the sustainable development of the planet, a key concept for the future, which means abiding by key ethical principles and pursuing a commitment to healthy labour relations. The reference to air is heightened by the first letter of the name, "V", which is the first letter of the French word for the wind ("vent"). The wind, which is always on the move, clean, transparent and rapid, is also a force symbolizing all our activities.

The softness of the sounds expresses the company's close relationship with its customers, while the consonant patterns of the word VEOLIA evoke fluidity.
--------------------------------------------------------------------------------

All the Group's employees have been mobilised for the launch of its new name

The whole company, including the human resources, legal, internal and external communications, public relations and events, and IT functions, has been mobilised to implement the name change, in France and abroad. The top priority is to inform the company's employees. The 200,000 Group employees in Europe will find out the company's new name today as they will receive an animated e-mail from the Group's headquarters in Paris. They will also receive a letter from the Chairman together with a brochure presenting the new name, the Group's values, business activities and key figures.

Henri Proglio will also give a speech that will be broadcast live from Group headquarters in Paris to offices in 11 cities across France, as well as London and Frankfurt. As far as the Group's customers are concerned, the headquarters will send out information only to its closest contacts and customers in the form of a letter from the Chairman.
News of the name change will be relayed by a network of 250 "ambassadors", who are responsible for ensuring that the message reaches the field by leveraging the network's reach.

These ambassadors, who are subsidiary, regional, site managers, heads of human resources and communications departments, met in Paris on 18 March where they were informed of the timetable for the name change and of the contents of the electronic communication kit, which will be made available to them. It contains a "brand video", the letter from the Chairman and brochures for employees and customers translated into several languages, corporate visual identity guidelines, headed notepaper and guidelines for business cards. It will be sent out this week over a secure extranet. In addition, they will also receive CD-Roms containing the same items, as well as sample T-shirts and balloons, which they can copy locally.


The new corporate visual identity will be unveiled at the AGM on 30 April.
The launch of the new name will be backed up by an advertising campaign comprising newspaper advertisements and billboard posters. This campaign, which is being handled by the Jean et Montmarin agency, will start on 4 June to coincide with Sustainable Development week, which is being organised in France by the French Ministry for Sustainable Development.

                                      *****
--------------------------------------------------------------------------------
                        The Group's key figures for 2002

o    2002 revenues of(euro)30.079 billion

o    Net income of (euro)339 million

o    302,000 employees worldwide

o    Present in 84 countries around the world

o    57% of consolidated revenues derive from outside France
--------------------------------------------------------------------------------


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

[VIVENDI ENVIRONNEMENT LOGO]


Le President du Directoire


                               Paris, 8 April 2003
Dear Madam, Sir,

With the support of local authorities and its industrial customers, Vivendi Environnement gained its independence last December thanks to the growing confidence of leading investors and all its shareholders.

Having secured our independence, we can now assert the cohesiveness of our company. We have one core business, namely environmental services, and operate in four complementary business segments, i.e. water, waste management, energy services and passenger transportation, serving the needs of both local authorities and industrial groups.

Our company is starting this new era in its long history with a new corporate identity. To reflect this, I will propose that the company's name should be changed to VEOLIA ENVIRONNEMENT at the Annual General Meeting of Shareholders on 30 April.

VEOLIA ENVIRONNEMENT, a name that is linked to the mythological character Aeolus, keeper of the winds, reflects the company's new impetus and its commitment to support the sustainable development of the planet. This concept, which is vital for the future, means abiding by key ethical principles and pursuing a commitment to healthy labour relations.

I felt it was important to inform you now of this name change both to display my faith in your efforts and to secure even greater backing from you for our corporate vision and values, which we pursue together right around the world.

I know that I can count on you to build a worthy reputation under this new banner, that we can all be proud of and which will in future stand for our performance, goals and plans.



Yours sincerely,

                                  Henri PROGLIO

SIEGE SOCIAL                                    SOCIETE ANONYME A DIRECTOIRE ET
36-38, avenue kleber                            CONSEIL DE SURVEILLANCE
75799 Paris Cedex 16/France                     au capital de 5 468 451 021 euro
                                                403 210 032 RCS PARIS

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 8, 2003

                                             VIVENDI ENVIRONNEMENT


                                             By:  /s/ Jerome Contamine
                                                  ----------------------
                                                  Name:  Jerome Contamine
                                                  Title: Chief Financial Officer